SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. __)*

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

09071M 10 6
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP NO. 09071M 10 6	13G	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS PAN ATLANTIC BANK AND TRUST LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 16,421,762
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 16,421,762
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,421,762
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 09071M 10 6	13G	Page 3 of 10 pages

1.	NAMES OF REPORTING PERSONS FCMI FINANCIAL CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 16,421,762
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 16,421,762
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,421,762
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 09071M 10 6	13G	Page 4 of 10 pages

1.	NAMES OF REPORTING PERSONS ALBERT D. FRIEDBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER 16,421,762
6. SHARED VOTING POWER -0-
7. SOLE DISPOSITIVE POWER 16,421,762
8. SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,421,762
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

a)	Name of Issuer:

BioLineRx Ltd. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

Item 2.

(a)	Name of Persons Filing:

Pan Atlantic Bank and Trust Limited
FCMI Financial Corporation
Albert D. Friedberg

See Exhibit 1

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of Pan Atlantic Bank and Trust Limited is located at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados.  The principal business office of each of FCMI Financial Corporation and Albert D. Friedberg is located at BCE Place, 181 Bay  Street, Toronto, Ontario, Canada M5J 2T3.

(c)	Citizenship:

Pan Atlantic Bank and Trust Limited is organized under the laws of Barbados and is registered under the International Financial Services Act 2002 of Barbados.  FCMI Financial Corporation is a corporation organized under the laws of Ontario Canada.  Mr. Friedberg is a citizen of Canada.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share.  See Exhibit 1.

(e)	CUSIP Number:

09071M 10 6.  See Exhibit 1

Page 5 of 10 pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

NOT APPLICABLE

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	16,421,762 shares

(b)	Percent of class:	13.3%

Page 6 of 10 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	16,421,762 shares

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or direct the disposition of:	16,421,762 shares

(iv)	Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Exhibit 1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 1

Item. 8	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

Page 7 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2012

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name:	Robert Bourque
Title:	Managing Director

FCMI FINANCIAL CORPORATION

By:	/s/ Enrique Fenig
Name:	Enrique Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg

Page 8 of 10 pages